

September 27, 2012

Via E-mail
Victor Vial
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re: Copa Holdings, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 001-32696**

Dear Mr. Vial:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3.Key Information
A. Selected Financial Data, page 2

1. Footnotes (16) through (19) to the table do not appear to be referenced within the table. Please advise.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Operating Activities, page 55

2. We note your reference to the increase in net income in partial explanation of the increase in cash flows from operations in 2011. Please note that references to net income, prepared on the accrual basis of accounting, may not provide a sufficient basis for an investor to analyze changes in cash flows provided by operating activities in terms of

cash. Please enhance your operating activities cash flow disclosure by providing a discussion and analysis of the material factors that directly impact the comparability of operating cash flows between comparative periods in terms of cash. Relative collections of receivables and relative amounts paid for operating items, accompanied by a discussion of the associated reasons for these factors, are examples of factors that directly affect cash. The purpose of the analysis is not to convert your reporting of cash flows of operating activities from the indirect method to the direct method but to give investors a better understanding of the material factors within your operating activities that actually impacted cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your intended revised disclosure.

Consolidated Statement of Financial Position, page 3

3. Paragraphs 10(f) and 39 of IAS 1 requires a statement of financial position as at the beginning of the earliest comparative period when an entity makes a retrospective restatement of items in its financial statements or when it reclassifies items in its financial statements. Given the reclassification disclosed in note 2.24 and the prior period correction disclosed in note 3 of the notes to the financial statements, please explain to us why you did not present a statement of financial position as at January 1, 2010.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Note 2.17 Revenue Recognition d) Frequent Flyer Program, page 29

4. We note that your participation in United Continentals' (United) frequent flyer program allows your passengers to receive mileage credits for traveling on your flights and receive all the benefits and privileges offered by United's program. We note that you recognize passenger revenue upon payment to United for these credits based upon the agreed per mile rate. Please tell us how you account for this program with United, including how you determine the valuation and timing of amounts recognized and the accounting literature upon which you relied.

5. The exhibit list of your 2009 Form 20-F indicates that the "Form of Amended and Restated Frequent Flyer Program Participation Agreement" is in exhibit 10.40 to the registration statement on Form F-1 filed November 28, 2005, as amended on December 1, 2005 and December 13, 2005, File No. 333-129967. However, it does not appear that this exhibit contains the details of this program. Please tell us the exhibit in which you have filed the details of the frequent flyer program. If the details of the program are not in a filed exhibit, please file an exhibit containing the details of the program and provide us with a copy of the exhibit.

6. In response to comments 7 and 8 of your letter to us dated November 4, 2010 you provided a copy of the disclosure in regard to your accounting for the frequent flyer program that you intended to include in the 2010 Form 20-F. However, it appears that the disclosure of this program in note 2.17d of the notes to the financial statements in the 2010 Form 20-F has been significantly reduced compared to the intended disclosure. We also note that the last sentence of the disclosure of this program in note 2.17d of the notes to the financial statements in the 2011 Form 20-F differs from the last sentence of the disclosure in this note in the 2010 Form 20-F. Please explain to us the reason for the varied disclosures, and provide us with a copy of the disclosure intended for the notes to the consolidated financial statements that clearly explains all significant terms, conditions and related accounting (as applied to each of expense and revenue, as appropriate) of the frequent flyer program. This disclosure should discuss how amounts recorded for the frequent flyer program are determined, in particular, whether any valuation is required and the basis of the valuation.

7. In note 2.24 of the notes to the financial statements you indicate that reclassifications were made within operating expenses in regard to the frequent flyer program to reflect reporting on a "net basis" within operating revenues. In connection with the preceding comment, please explain to us and disclose your net basis of accounting for revenues associated with the program, and the basis of your reporting of the aspects of this program in both operating revenues and operating expenses.

8. In regard to the frequent flyer program, you disclose that you pay United Continental a per mile rate for each mileage credit granted by United Continental, at which point you have no further obligation. However, it appears that passengers may redeem mileage credits for travel on your flights. Please explain to us why you have no obligation for the redemption of mileage credits for travel on your flights and how your accounting complies with IFRIC 13. Also, please advise if you have relied on other authoritative guidance for your accounting treatment of the frequent flyer program and identify this guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief